UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
September 2, 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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By: /s/ Heri Supriadi

----------------------------------------------------

Heri Supriadi

Finance Director

TEL. 132/LP 000/COP- I0000000/2020

Jakarta, September 2, 2020

To

Board of Commissioners of the Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re.:  The Composition of Audit Committee of PT Telkom Indonesia (Persero) Tbk

Dear Sir,

In order to comply with Indonesian Financial Services Authority Regulation No.55/POJK.04/2015 regarding the Establishment and Guidelines for Audit Committees, we hereby inform you the new Composition of the Audit Committee of the Company as follows:

1. 2. 3. 4. 5. (Independent Member) 6.
Chairman/Member Member	: :

Chandra Arie Setiawan (Independent Commissioner)

1.
Marsudi Wahyu Kisworo (Independent Commissioner)
2.
Wawan Iriawan (Independent Commissioner)
3.
Ahmad Fikri Assegaf (Commissioner)
4.
Sarimin Mietra Sardi (Independent Member)
5.
Emmanuel Bambang Suyitno (Independent Member)
6.
Marcelino Rumambo Pandin (Commissioner)

Thank you for your attention.

Best Regards,

/s/ Heri Supriadi

Heri Supriadi

Finance Director

cc:

1.	Telkom’s Trustee, PT Bank Tabungan Negara (Persero) Tbk
2.	Telkom’s Trustee, PT Bank Permata Tbk